SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35694

Deregistration under Section 8(f) of the Investment Company Act of 1940

July 25, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC")

ACTION: Notice of Applications for Deregistration under Section 8(f) of the Investment
Company Act of 1940.

The following is a notice of applications for deregistration under section 8(f) of the Investment
Company Act of 1940 for the month of July 2025. A copy of each application may be obtained
via the Commission's website by searching for the applicable file number listed below, or for
an applicant using the Company name search field, on the SEC's EDGAR system. The SEC's
EDGAR system may be searched at
https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's
Office of Investor Education and Advocacy at (202) 551-8090. An order granting each
application will be issued unless the SEC orders a hearing. Interested persons may request a
hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov
and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is
listed for the relevant applicant below, or personally or by mail, if a physical address is listed
for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m.
on August 19, 2025, and should be accompanied by proof of service on applicants, in the form
of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act,
hearing requests should state the nature of the writer's interest, any facts bearing upon the
desirability of a hearing on the matter, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Centre Funds [File No. 811- 22545]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Horizon Funds, and on April 17, 2025, made a final distribution to its shareholders based on net asset value. Expenses of $585,676 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on June 5, 2025, and amended on July 21, 2025.

Applicant's Address: 48 Wall Street, Suite 1100, New York, New York 10005.

Mandatorily Exchangeable Securities Trust [File No. 811- 09433]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on June 28, 2024 and amendments on June 3, 2025 and July 23, 2025.

Applicant's Address: 200 West Street, New York, New York 10282.

Neuberger Berman California Municipal Fund Inc. [File No. 811- 21167]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Neuberger Berman Municipal Fund Inc., and on October 20, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $179,295 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on June 27, 2025.

Applicant's Address: 1290 Avenue of the Americas, New York, New York 10104-0002.

Neuberger Berman New York Municipal Fund Inc. [File No. 811- 21169]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Neuberger Berman Municipal Fund Inc., and on October 20, 2023 made a final distribution to its shareholders based on net asset value. Expenses of $177,865 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on June 27, 2025.

Applicant's Address: 1290 Avenue of the Americas, New York, New York 10104-0002.

Security Equity Separate Account 27 [File No. 811- 08892]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. On April 9, 2025, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the depositor of the applicant.

Filing Date: The application was filed on June 23, 2025.

Applicant's Address: 200 Park Avenue, New York, New York 10166.

Stone Ridge Longevity Risk Premium Fixed Income Trust 80M [File No. 811-23538]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On April 26, 2024, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $500 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 29, 2024.

Applicant's Address: One Vanderbilt Avenue, 65th Floor, New York, New York 10017.

Templeton China World Fund [File No. 811-07876]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Templeton Developing Markets Trust, and on October 25, 2024 made a final distribution to its shareholders based on net asset value. Expenses of $159,103.61 incurred in connection with the reorganization were paid by the applicant, the applicant's investment adviser and the acquiring fund.

Filing Dates: The application was filed on June 18, 2025, and amended on July 22, 2025.

Applicant's Address: 300 South East 2nd Street, Fort Lauderdale, Florida 33301-1923.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Sherry R. Haywood,

Assistant Secretary.